# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gaxos.ai Inc., CIK 0001895618
CUSIP: 62911P300
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 101 EISENHOWER PKWY, SUITE 300, ROSELAND, New Jersey (NJ), 07068
Date of event which requires filing of this statement: 12/18/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001646799

## Reporting persons
- Mitchell P. Kopin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 292,897; sole dispositive power 0; shared dispositive power 292,897; aggregate amount beneficially owned 292,897 (4.99% of the class)
- Daniel B. Asher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 292,897; sole dispositive power 0; shared dispositive power 292,897; aggregate amount beneficially owned 292,897 (4.99% of the class)
- Intracoastal Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 292,897; sole dispositive power 0; shared dispositive power 292,897; aggregate amount beneficially owned 292,897 (4.99% of the class)

## Item 1. Issuer
Name of issuer: Gaxos.ai Inc.
Address of issuer's principal executive offices: 101 Eisenhower Pkwy, Suite 300 Roseland, NJ 07068

## Item 2. Person Filing
Name of person filing: N/A
Address of principal business office or, if none, residence: N/A
Citizenship: This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual who is a citizen of the United States of America ("Mr. Kopin"), (ii) Daniel B. Asher, an individual who is a citizen of the United States of America ("Mr. Asher") and (iii) Intracoastal Capital LLC, a Delaware limited liability company ("Intracoastal" and together with Mr. Kopin and Mr. Asher, collectively the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: (i) Immediately following the execution of the Securities Purchase Agreement with the Issuer on December 18, 2024 (the "SPA") (as disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 20, 2024), each of the Reporting Persons may have been deemed to have beneficial ownership of 434,783 shares of Common Stock to be issued to Intracoastal at the closing of the transaction contemplated by the SPA, and all such shares of Common Stock represent beneficial ownership of approximately 9.5% of the Common Stock, based on (1) 4,127,507 shares of Common Stock outstanding as of December 18, 2024, as reported by the Issuer, plus (2) 434,783 shares of Common Stock to be issued to Intracoastal at the closing of the transaction contemplated by the SPA. The foregoing excludes 434,783 shares of Common Stock issuable upon exercise of a warrant to be issued to Intracoastal at the closing of the transaction contemplated by the SPA (the "Intracoastal Warrant") because the Intracoastal Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Intracoastal Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock. Without such blocker provision, each of the Reporting Persons may have been deemed to have beneficial ownership of 869,566 shares of Common Stock. (ii) As of the close of business on December 26, 2024, each of the Reporting Persons may have been deemed to have beneficial ownership of 292,897 shares of Common Stock issuable upon exercise of the Intracoastal Warrant, and all such shares of Common Stock represented beneficial ownership of approximately 4.99% of the Common Stock, based on (1) 4,127,507 shares of Common Stock outstanding as of December 18, 2024, as reported by the Issuer, plus (2) 1,449,277 shares of Common Stock in the aggregate issued at the closing of transaction contemplated by the SPA and (3) 292,897 shares of Common Stock issuable upon exercise of the Intracoastal Warrant. The foregoing excludes 141,886 shares of Common Stock issuable upon exercise of the Intracoastal Warrant because the Intracoastal Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Intracoastal Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock. Without such blocker provision, each of the Reporting Persons may have been deemed to have beneficial ownership of 434,783 shares of Common Stock.
Percent of class: (i) Immediately following the execution of the Securities Purchase Agreement with the Issuer on December 18, 2024 (the "SPA") (as disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 20, 2024), each of the Reporting Persons may have been deemed to have beneficial ownership of 434,783 shares of Common Stock to be issued to Intracoastal at the closing of the transaction contemplated by the SPA, and all such shares of Common Stock represent beneficial ownership of approximately 9.5% of the Common Stock, based on (1) 4,127,507 shares of Common Stock outstanding as of December 18, 2024, as reported by the Issuer, plus (2) 434,783 shares of Common Stock to be issued to Intracoastal at the closing of the transaction contemplated by the SPA. The foregoing excludes 434,783 shares of Common Stock issuable upon exercise of a warrant to be issued to Intracoastal at the closing of the transaction contemplated by the SPA (the "Intracoastal Warrant") because the Intracoastal Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Intracoastal Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock. Without such blocker provision, each of the Reporting Persons may have been deemed to have beneficial ownership of 869,566 shares of Common Stock. (ii) As of the close of business on December 26, 2024, each of the Reporting Persons may have been deemed to have beneficial ownership of 292,897 shares of Common Stock issuable upon exercise of the Intracoastal Warrant, and all such shares of Common Stock represented beneficial ownership of approximately 4.99% of the Common Stock, based on (1) 4,127,507 shares of Common Stock outstanding as of December 18, 2024, as reported by the Issuer, plus (2) 1,449,277 shares of Common Stock in the aggregate issued at the closing of transaction contemplated by the SPA and (3) 292,897 shares of Common Stock issuable upon exercise of the Intracoastal Warrant. The foregoing excludes 141,886 shares of Common Stock issuable upon exercise of the Intracoastal Warrant because the Intracoastal Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Intracoastal Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock. Without such blocker provision, each of the Reporting Persons may have been deemed to have beneficial ownership of 434,783 shares of Common Stock.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 292,897
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 292,897

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Mitchell P. Kopin: /s/ Mitchell P. Kopin, Mitchell P. Kopin (12/26/2024)
- Daniel B. Asher: /s/ Daniel B. Asher, Daniel B. Asher (12/26/2024)
- Intracoastal Capital LLC: /s/ Mitchell P. Kopin, Mitchell P. Kopin, Manager (12/26/2024)